Exhibit 99.3

Time Sensitive Materials

Depositary's Notice of

Shareholders' Meeting of

ATA Creativity Global

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).
ADS CUSIP No.:	00211V106.*
ADS Record Date:	May 6, 2026.
Meeting Specifics:	Extraordinary General Meeting of Shareholders to be held virtually on June 5, 2026 at 2:00 P.M. (Beijing time) conducted via live webcast and teleconference, and shareholders will not be able to attend the meeting physically (the “Meeting”).
Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed.
ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on June 1, 2026.
Deposited Securities:	Common shares, par value U.S. $0.01 per share, of ATA Creativity Global, a company incorporated and existing under the laws of the Cayman Islands (the “Company”).
ADS Ratio:	2 common shares to 1 ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citibank Hong Kong.
Deposit Agreement:	Deposit Agreement, dated as of January 28, 2008, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADRs, evidencing ADSs, issued thereunder.

*ADS CUSIP No. is provided as a convenience only and without any liability for accuracy.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on June 1, 2026.

Note that if you do not timely return the Voting Instructions to the Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that the Meeting will be held at the date, time and method identified above.

A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.*

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote (by means of the appointment of a proxy or otherwise), the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement that, under the Articles of Association of the Company, as in effect on the date hereof, a poll may be demanded by (i) the Chairman of the Annual General Meeting; (ii) at least three Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting; (iii) a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the rights to vote at the meeting; (iv) a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorized representative or by proxy and holding the Deposited Securities conferring a right to vote at the meeting being Deposited Securities on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Deposited Securities conferring that right; or (v) if required by the NASDAQ Stock Market, by any director or directors of the Company who, individually or collectively, hold proxies in respect of Shares representing 5% or more of the total voting rights at the meeting. Also, the Depositary will not join in demanding a poll, whether or not requested by a Holder of ADSs.

Please further note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, (i) in the event voting takes place by a show of hands, the Depositary shall instruct the Custodian to vote the Deposited Securities in accordance with voting instructions received from Holders; or (ii) in the event of voting by poll, (a) the Depositary shall instruct the Custodian to vote the Deposited Securities in accordance with voting instructions received from Holders, or (b) if the Depositary fails to receive voting instructions by the voting deadline, such Holder shall be deemed, or the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs; provided, however, that no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (ii) the rights of Holders may be adversely impacted.

Please also note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of such items. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at a meeting of shareholders.

*          As set forth in Section 4.10 of the Deposit Agreement, Holders of record of ADRs as of the close of business on the ADS  Record Date, will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders' ADSs.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary